January 13, 2023

Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Berry Corporation (bry)
Form 10-K for Fiscal Year Ended December 31, 2021
Response dated November 18, 2022
File No. 001-38606

Ladies and Gentlemen:

Set forth below are the responses of Berry Corporation (bry) (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 14, 2022, with respect to Form 10-K for Fiscal Year Ended December 31, 2021, File No. 001-38606 and response to the Commission dated November 18, 2022.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for Fiscal Year Ended December 31, 2021 unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Plan and Evaluate Operations
Operating Expenses, page 70

1.    Your response to prior comment 1 states that the presentation of Operating Expenses was intended to summarize the key components of your oil and gas production operations economics. Please further explain how the components of Operating Expenses relate to the production of oil and gas. For example, tell us how revenue from the sale of excess electricity from your cogeneration operations to third parties relates to your production activities.

In addition, we note from your response that Operating Expenses is used to measure controllable net costs separate from your oil and gas revenues that are solely market-based. Please clarify this statement as disclosure in your Form 10-K states that the electrical output of your cogeneration facilities that is not used in your operations is sold to the California market based on market pricing.

RESPONSE:

In response to the Staff’s prior comment, we intend to change the name “Operating Expenses” to “Field Operations Measure” in future filings and earnings releases to more clearly reflect the components of this measure and will have used this term throughout our response.

In response to the Staff’s first comment, please see below for a list of the components of “Field Operations Measure” and a more detailed explanation of how they relate to the production of oil and gas. We believe that these components best reflect the expenses incurred in connection with our day-to-day field operations, offset by certain related by-product revenues that are incidental to those operations.

•Lease operating expenses – Lease operating expenses are the core expenses that relate to our oil and gas operations. These include fuel, labor, field office, vehicle, supervision, maintenance, tools and supplies, and workover expenses.

•Electricity generation expenses, net – The majority of our oil is produced from heavy crude reservoirs. We use steam to heat the oil so that it will flow to the wellbore for production. To help support this operation, we own and operate four natural gas-fired cogeneration plants that produce steam and electricity (a fifth cogeneration facility was sold in October 2021). The primary purpose of the cogeneration facilities is to reduce the steam and electricity costs in our heavy oil operations versus purchasing steam from a third-pary or producing steam from conventional steam generators. Cogeneration, also called combined heat and power, extracts energy from the exhaust of a turbine, which would otherwise be wasted, to produce steam. The steam generated by each facility is capable of being delivered to numerous wells that require steam for our thermal recovery processes. Such cogeneration operations also produce electricity. All of the electricity and steam produced from two of our four cogeneration facilities are used solely for field operations. The other two cogeneration facilities are sized to satisfy the steam needs in their respective fields, but the corresponding electricity produced is in excess of the electricity that is currently required for the operations in those fields. Such surplus electricity is sold to California utility companies under power purchase agreements at market prices and we consider this revenue as an incidental by-product from our costs of operating the cogeneration facilities.

As outlined above, our sole purpose for owning and operating these cogeneration facilities is to produce steam and electricity that is essential to our oil production. All steam, and the majority of electricity, produced by the cogeneration facilities is used in our oil production operations. Thus, all costs and activities required for the operation of these facilities is directly related to our oil production activities – no extra expenses are incurred or efforts expended to produce this excess electricity. Thus, we view the excess electricity produced by these facilities as a by-product of our oil production operations. We also consider those revenues to be a mitigating factor to the cost of the natural gas we purchase to operate our cogeneration facilities; in fact the electricity sales pricing we receive is strongly influenced by the price of natural gas. As a result, we believe that it is appropriate, when looking at the efficiency of our operations, to consider any revenue generated through sales of this excess electricity as a by-product that offsets the costs of operating the cogeneration facilities. Since our operational efficiency is a key measure we use to assess the net costs expended at the field-level, we view this as an important component of the Field Operations Measure calculation – similar to the benefit we receive in this metric from reduced costs for steam and electricity that we use in our operations. The sale of excess electricity is a product of our field operations that serves to reduce our overall field-level costs for our operations and better presents a complete picture of our field-level operating activities.

•Cash settlements for gas hedge purchases – We purchase natural gas as a key input to operate our California steamfloods and cogeneration facilities. Natural gas prices and differentials are strongly affected by local market fundamentals, availability of transportation capacity from producing areas and seasonal impacts. We strive to minimize the price variability of our fuel gas costs for our steam operations by hedging a significant portion of such gas purchases. Since we use Field Operations Measure to reflect expenses and revenues for the period presented that are related to the efficiency and performance of our field-level operations, we adjust for any cash settlements which directly impact the price we pay for natural gas purchases during the relevant period.

•Transportation expenses, net – Transportation expenses relate to our costs to transport the oil and gas that we produce and transport within our properties or move to the market. Transportation expenses have not been a significant portion, representing less than 4% in 2022 and 2021, of Field Operations Measure, formerly referred as Operating Expenses. Transportation sales relate to water and other liquids that we transport on our systems on behalf of third parties and have not been significant to date, representing less than 1% of Field Operations Measure in 2022 and 2021. In our calculation of Field Operations Measure we use those revenues to offset our transportation costs. Consistent with our approach to electricity sales outlined above, transportation sales represent merely an opportunistic use of excess capacity on our systems – no extra expenses are incurred or efforts expended to sustain or market excess transportation capacity.

•Marketing expenses, net – Marketing expenses, net, relate to marketing of natural gas production from our Colorado operations, which we sold in the first quarter of 2022. Marketing revenues and expenses mainly relate to natural gas purchased from third parties that moves through our gathering and processing systems and then is sold to third parties. Similar to our approach to electricity and transportation sales, marketing revenues represent an opportunistic use of excess capacity in systems that we own and operate in connection with our oil and gas operations. The revenues and expenses from these activities were not material in 2022 and 2021, and the net margin was less than 0.1% of Field Operations Measure each year. Further, these activities were eliminated in the first quarter of 2022 when we sold these properties, so we do not expect to reflect marketing revenues or expenses in our calculation of Field Operations Measure in the future.

In response to the Staff’s second question, as described in our Form 10-K, we use Field Operations Measure to track and analyze the economics of our oil and gas production and the efficiency of our hydrocarbon recovery. We present Field Operations Measure to help management and investors understand the economics and efficiency of our field operations period over period. Since this measure is used to assess our field-level economics and efficiency on a total and per barrel basis for a specific period, including to set performance metrics for our employees, we do not include oil and gas revenues in this measure since those revenues are primarily driven by market price rather than by the efficiency of our operations in a given period or the day-to-day operational decisions in the field. Instead, we measure Field Operations Measure, which better reflects the overall efficiency and performance of our field operations.

In contrast, we do include electricity sales revenues in Field Operations Measure despite the fact that they are based on market prices, because we view this as an integral component in understanding our day-to-day field operations. Specifically, using electricity generation revenues to offset the costs of purchasing the natural gas used to operate the cogeneration facilities is essential to understanding the overall efficiency of our cogeneration operations and making decisions regarding sources of steam. As outlined above, steam is essential to our oil production. Since the Company has multiple options for producing or purchasing steam for its operations, excluding electricity sales revenues from the calculation of our cogeneration expenses would limit the comparability of the various options to obtain steam because none of the other options produce a by-product revenue stream to offset the cost of steam. Although natural gas purchases and electricity sales are both affected by market prices, managing these market dynamics is part of our day-to-day operational considerations. We manage these market price challenges, in part, through hedging our natural gas purchases and using natural gas prices in pricing our electricity sales. However, when these market dynamics are unfavorable for one or both of natural gas and electricity sales, we may choose to shut down one or more of our cogeneration facilities and pivot to another source of steam that is more favorable until market dynamics become more favorable. In contrast, we do not decide whether to continue to produce oil and gas based on fluctuating oil prices.

Furthermore, since only the amount of electricity in excess of our consumption needs is sold to the market, these revenues are also a component of understanding the efficiency of electricity use in our operations. If our field-level operations use electricity more efficiently or operate the cogeneration facilities more efficiently, more electricity will be available for sale and the benefits of that added efficiency should be credited to operations in that period. Thus, this revenue stream is a key component in measuring the efficiency and performance of our field-level operations period by period.

As outlined in our prior response to the Staff, we do not view Field Operations Measure as either a GAAP or a non-GAAP measure. Instead, we believe that this measure is more accurately characterized as a measure of operating performance or statistical measure that falls outside the scope of the definition of non-GAAP financial measures, in accordance with Regulation S-K Item 10(e)(4). A "non-GAAP financial measure" is a numerical measure that excludes amounts included in the most directly comparable GAAP measure in our financial statements or includes amounts excluded in the most directly comparable GAAP measure in our financial statements.

Not every number that is not GAAP falls within the definition of a non-GAAP financial measure. As the Commission stated in the adopting release (Rel. Nos. 33-8176; 34-47226, Jan. 22, 2003), “We do not intend the definition of 'non-GAAP financial measures' to capture measures of operating performance or statistical measures that fall outside the scope of the definition set forth [in Item 10(e) of Regulation S-K] . . . . Non-GAAP financial measures do not include financial information that does not have the effect of providing numerical measures that are different from the comparable GAAP measure.” This is precisely how management uses Field Operations Measure in our business and how we believe our investors use it in their analysis.

As previously noted, there is no comparable GAAP financial measure to Field Operations Measure. Instead, management uses Field Operations Measure and Field Operations Measures per barrel to assess the efficiency and performance of our oil and gas field operations. In particular, management believes the components of this measure together reflect the expenses and ancillary by-product revenue streams that should be attributed to the performance and efficiency of our oil and gas field operations. On this basis, management uses Field Operations Measure and Field Operations Measure per barrel to track and analyze the economics of development projects and the efficiency of our hydrocarbon recovery operations, including as a factor in setting performance metrics for field employees. We believe that presenting this metric is not misleading since it does not compete with or adjust a GAAP financial measure and we do not use it to replace GAAP measures. Instead, it presents the components of our field-level oil and gas operations that we believe best allow us to evaluate and reward the performance of a specific subset of our employees and to make business decisions regarding the efficient use of our resources, including decisions regarding the purchase or production of steam or electricity, and decisions regarding whether to pursue or continue growth and development projects. Consistent with the instructions in Item 303(a) of Regulation S-K, we believe that presenting this measure in our financial reports better allows investors to view our operations from management’s perspective and understand the basis for business decisions that we make. In fact, we are aware that investors regularly use Field Operations Measure per barrel to compare the efficiency of our field operations from period to period or to analyze the economics of development projects.

Non-GAAP Financial Measures, page 91

2.    Your response to prior comment 8 states that the adjustment for the discrete income tax item in the December 31, 2020 reconciliation of Adjusted Net Income (Loss) relates to the valuation allowance recorded that year. Please explain why this adjustment is appropriate as it appears to result in an individually tailored recognition method. For additional guidance, see Question 100.04 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures.

RESPONSE:

The Company acknowledges the Staff’s comment and believes its presentation complies with Question 100.04 of the Compliance and Disclosure Interpretations, which was revised by the SEC Staff in December 2022. The valuation allowance recorded in 2020 was largely driven by the impairment charge taken that year and represented a large adjustment in our tax rate reconciliation. The adjustment for the valuation allowance did not need to be tax effected like the other adjustments and thus it was reported as a separate adjustment. In order to eliminate confusion in the future, we will use our statutory income tax rate going forward.

3.    We note from your response to prior comment 9 that the reconciliation you propose to provide will not separately quantify the differences between Basic and Diluted EPS on Adjusted Net Income and Basic and Diluted GAAP Net Income (Loss) per share. Please further revise your presentation as it does not appear that your proposed revision complies with Item 10(e)(1)(i)(B) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and will include a reconciliation of Basic and Diluted EPS on Adjusted Net Income (Loss) and Basic and Diluted GAAP Net Income (Loss) per share in its future filings and earnings releases, as applicable. The reconciliation will be substantially in the following form, with updates for appropriate periods:

	Three Months Ended			Year-Ended
	September 30, 2022	June 30, 2022	September 30, 2021	December 31, 2021	December 31, 2020
	(per share amounts)

Basic EPS on Net Income (Loss)	$2.46	$0.54	$0.12	$(0.19)	$(3.29)
Add: Impact of total additions	(2.02)	0.18	0.04	0.44	4.09
Add: Tax impact on total additions(1)	0.14	(0.05)	(0.02)	—	(1.00)
Add: GAAP to Non-GAAP discrete tax difference(2)	—	—	—	0.01	0.76
Basic EPS on Adjusted Net Income (Loss)	$0.58	$0.67	$0.14	$0.26	$0.56

Diluted EPS on Net Income (Loss)	$2.34	$0.52	$0.12	$(0.19)	$(3.29)
Add: Impact of total additions	(1.92)	0.17	0.04	0.44	4.09
Add: Tax impact on total additions(1)	0.13	(0.05)	(0.02)	—	(1.00)
Add: GAAP to Non-GAAP discrete tax difference(2)	—	—	—	0.01	0.76
Add: GAAP to Non-GAAP diluted weighted average shares difference(3)	—	—	—	(0.01)	—
Diluted EPS on Adjusted Net Income (Loss)	$0.55	$0.64	$0.14	$0.25	$0.56
__________
(1)    Reflects the difference between the Company’s GAAP Provision for Income Taxes and Adjusted Provision for Income Taxes as presented in the Reconciliation of Adjusted Net Income (Loss) to GAAP Net Income, on a per share basis and before discrete items excluded in the Non-GAAP measure.
(2)    Adjustment related to GAAP to Non-GAAP discrete tax differences.
(3)    Adjustment related to GAAP and Non-GAAP diluted weighted average shares difference, due to the Company being in a Net Loss position on a GAAP basis versus a Net Income position on a Non-GAAP basis.

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Sincerely,

Berry Corporation (bry)

By:	/s/ Michael S. Helm
Michael S. Helm
Chief Financial Officer and Chief Accounting Officer

Enclosures
cc: Sarah Morgan, Vinson & Elkins L.L.P.